UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Safety Components International, Inc.

(Name of Subject Company)

Safety Components International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

786474205

(CUSIP Number of Class of Securities)

BRIAN P. MENEZES
Safety Components International, Inc.
41 Stevens Street
Greenville, South Carolina 29605
(864) 240-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
GARY C. IVEY
Alston & Bird LLP
Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
(704) 444-1090

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On November 14, 2003, Safety Components International, Inc. (the “Company”) filed a preliminary communication on Schedule 14D-9 in which it reported that Zapata Corporation (“Zapata”), the Company’s majority stockholder, had submitted to the Company’s Board of Directors a letter containing a preliminary, non-binding indication of interest for the proposed acquisition by Zapata of the Company’s remaining public shares at a price of $11.49 per share. Following receipt of that letter, the Company’s Board of Directors established a Special Committee to evaluate the proposal. Following such evaluation, which included consideration of the adequacy of the proposed per share price for the Company’s remaining public shares, the Special Committee determined that it could not approve or recommend the proposed transaction to the Company’s remaining shareholders. Following further discussions with representatives of Zapata, the Special Committee and Zapata mutually determined not to proceed with a transaction at this time.

     The Company’s Board of Directors, which currently includes two representatives of Zapata, will continue to evaluate strategic alternatives for the benefit of all of the Company’s shareholders. No assurances can be given, however, as to whether or when the Board will determine to pursue or undertake any particular form of transaction or strategic alternative.

     In view of the contents of this filing, and in the absence of any other circumstances or events that might lead the Company to conclude that it is required to file any communication or document under Rule 14d-9 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, the Company does not intend to make any filings on Schedule 14D-9 with respect to its ongoing process of reviewing its strategic alternatives, or otherwise.

     Shareholders will be able to obtain free copies of any filings containing information about Zapata or the Company, without charge, at the Securities and Exchange Commission’s Internet site http://www.sec.gov. Copies of any filings made by the Company with the Securities and Exchange Commission can also be obtained, without charge, by directing a request to Brian Menezes, Chief Financial Officer of Safety Components International, Inc., 41 Stevens Street, Greenville, South Carolina 29605, (864) 240-2600.

March 18, 2004